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                                                                      EXHIBIT 20

                           METROGOLF BOARD REAFFIRMS
                      RECOMMENDATION OF FAMILY GOLF OFFER

    January 9, 1998; Denver, Colorado--In response to a press release issued on January 8, 1998, MetroGolf Incorporated (NASDAQ: MGLF; BSE: MGO) announced today that its Board of Directors has reaffirmed its recommendation that MetroGolf stockholders tender their shares of MetroGolf common stock pursuant to Family Golf Centers, Inc.'s previously announced cash tender offer at $1.50 net per share.

    MetroGolf reported that its Board of Directors met on January 7, 1998 to consider correspondence received from John McCall, who purports to represent certain MetroGolf stockholders, regarding proposed alternatives to Family Golf's acquisition of the Company. Prior to entering into its Merger Agreement with Family Golf, the Board of Directors considered numerous alternatives designed to maximize stockholder value, including asset dispositions and financings, and, based in part on the opinion of its financial advisor that the consideration to be received by the holders of the Company's common stock pursuant to the Merger Agreement is fair to such stockholders from a financial point of view, concluded that the sale of the Company to Family Golf was in the best interests of the Company and its stockholders. The Board of Directors, which sent its response to Mr. McCall on January 8, 1998, noted that Mr. McCall's proposals did not include any alternative offer to the Company's shareholders, but rather consisted of a number of actions which the McCall group proposed to be taken instead of the sale to Family Golf. The Board also noted that Mr. McCall's proposals did not include any definitive commitment for, or a "highly confident letter" with respect to, the financing necessary to take the suggested actions. Accordingly, the Board reaffirmed its prior conclusion that the Family Golf transaction represents the best available alternative for the Company's stockholders.

    Under the terms of its Merger Agreement with Family Golf, MetroGolf is permitted to consider a fully-financed competing acquisition proposal in the exercise of applicable fiduciary duties if such proposal is determined by the Board (after consultation with its financial advisor) to be economically superior to the Family Golf transaction.

    Although the press release refers to the filing of a Schedule 14D-9 with the Securities and Exchange Commission by the McCall group, the Company has not received, and has been unable to obtain from the SEC's online electronic filing system, such Schedule 14D-9.

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